

Mail Stop 3561

April 6, 2007

Mr. Miguel Fernandez
Chairman
MBF Healthcare Acquisition Corp.
121 Alhambra Plaza, Suite 1100
Coral Gables, FL 33134

> **RE:** **MBF Healthcare Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-135610**
> **Filed March 30, 2007**

Dear Mr. Fernandez:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   In the company's response to our prior comment 2 from our letter dated March 26, 2007, you indicate that the broker will be informed of the limit amount based on the company's Form 8-K announcing the signing of the definitive agreement. Please revise your Form S-1 disclosure to indicate how the per share amount will be computed at that time and reflect the fact that the broker will use the Form 8-K disclosure.

2.   We note that the company has added disclosure on pages 30 and 85 in response to our prior comment 2 indicating that the purchase plan may support the price of the

common stock. Your statement, while accurate, does not entirely address the concern identified in our comment. Our concern is that, in some instances, the stock price of an acquiring company fluctuates based on the market's perception of a proposed transaction. Thus, if the market views a proposed merger poorly, an investor may expect the stock price of the acquiring company to decline. Your stock purchases, which will commence 10 business days after your Form 8-K is filed, may counteract this market disapproval mechanism. Please revise your existing disclosure accordingly, or advise why no revision is necessary.

3.   Please provide a currently dated consent from your accounting firm in your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Bradley Houser
Fax: (305) 374-5095

Mr. Fernandez
MBF Healthcare Acquisition Corp.
April 6, 2007
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